Lightspeed to Participate in Upcoming Investor Conferences
MONTREAL, Feb. 26, 2024 (GLOBE NEWSWIRE) -- Lightspeed Commerce Inc. (NYSE | TSX: LSPD), today announced its participation in two investor conferences. Powering the world’s best businesses, Lightspeed is the unified POS and payments platform for ambitious entrepreneurs to accelerate growth, provide the best customer experiences and become a go-to destination in their space.
Details for the events are as follows:
2024 Stifel KBW Fintech & Payments Conference
Speaker: Asha Bakshani, Chief Financial Officer
Date: Tuesday, February 27, 2024
Time: 3:40 pm ET
Location: Convene, 237 Park Avenue, New York City

Morgan Stanley Technology, Media & Telecom Conference
Speaker: Dax Dasilva, Founder and Interim Chief Executive Officer
Date: Wednesday, March 6, 2024
Time: 8:00 am PT
Location: Palace Hotel, San Francisco
Webcast: https://cc.webcasts.com/morg007/030424a_js/?entity=146_2SGIIW8

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Investor relations: Gus Papageorgiou investorrelations@lightspeedhq.com